Exhibit 99.7

TASEKO MINES LIMITED

Management’s Discussion and Analysis

This management discussion and analysis (“MD&A”) is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board for the year ended December 31, 2018 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of February 11, 2019. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

CONTENTS

OVERVIEW	3

HIGHLIGHTS	3

REVIEW OF OPERATIONS	5

GIBRALTAR OUTLOOK	7

REVIEW OF PROJECTS	7

MARKET REVIEW	8

FINANCIAL PERFORMANCE	9

FINANCIAL CONDITION REVIEW	14

SELECTED ANNUAL INFORMATION	17

FOURTH QUARTER RESULTS	18

SUMMARY OF QUARTERLY RESULTS	24

CRITICAL ACCOUNTING POLICIES AND ESTIMATES	24

CHANGE IN ACCOUNTING POLICIES	25

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING	25

FINANCIAL INSTRUMENTS	26

RELATED PARTY TRANSACTIONS	27

NON-GAAP PERFORMANCE MEASURES	29

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns the Florence Copper Project, which is advancing towards production, as well as the Aley niobium, Harmony gold and New Prosperity gold-copper projects.

HIGHLIGHTS

Financial Data (includes 75% share of Gibraltar)	Year ended December 31,			Three Months Ended December 31,
(Cdn$ in thousands, except for per share amounts)	2018	2017	Change	2018	2017	Change
Revenues	343,870	378,299	(34,429)	111,121	95,408	15,713

Earnings from mining operations before depletion and amortization*	112,003	177,716	(65,713)	28,450	32,696	(4,246)

Earnings from mining operations	41,222	129,994	(88,772)	10,578	18,135	(7,557)

Net income (loss)	(35,774)	34,262	(70,036)	(19,720)	(7,600)	(12,120)

Per share - basic (“EPS”)	(0.16)	0.15	(0.31)	(0.09)	(0.03)	(0.06)

Adjusted net income (loss)*	(8,508)	41,420	(49,928)	(1,310)	(1,544)	234

Per share - basic (“adjusted EPS”)*	(0.04)	0.18	(0.22)	(0.01)	(0.01)	-

EBITDA*	71,483	163,757	(92,274)	7,886	22,350	(14,464)

Adjusted EBITDA*	98,217	161,749	(63,532)	26,489	28,639	(2,150)

Cash flows provided by operations	94,078	211,079	(117,001)	44,120	31,899	12,221

Operating Data (Gibraltar - 100% basis)	Year ended December 31,			Three Months Ended December 31,
	2018	2017	Change	2018	2017	Change
Tons mined (millions)	111.6	93.1	18.5	28.4	26.9	1.5

Tons milled (millions)	30.1	29.8	0.3	7.1	7.9	(0.8)

Production (million pounds Cu)	125.2	141.2	(16.0)	25.8	25.5	0.3

Sales (million pounds Cu)	126.5	143.7	(17.2)	42.7	32.0	10.7

*Non-GAAP performance measure. See page 29 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

2018 Annual Review

•	Earnings from mining operations before depletion and amortization* was $112.0 million and Adjusted EBITDA* was $98.2 million;

•	Cash flows from operations were $94.1 million;

•	The cash balance at the end of 2018 was $46 million, which is lower than the end of 2017 as the Company incurred expenditures of $36.5 million at the Florence Copper Project in the year;

•	Net loss for the year was $35.8 million ($0.16 per share) includes an unrealized foreign exchange loss of $28.7 million. Adjusted net loss* was $8.5 million ($0.04 per share);

•	The Gibraltar Mine (100% basis) produced 125.2 million pounds of copper and 2.4 million pounds of molybdenum. Copper head grades for the year were 3% lower than the life of mine average reserve grade;

•	Site operating costs, net of by-product credits* were US$1.60 per pound produced, and Total operating costs (C1)* were US$1.93 per pound produced; and

•

Construction of the Production Test Facility (“PTF”) for the Florence Copper Project in Arizona was completed on time and on budget and commenced operation in the fourth quarter. Results to date have been in line with management’s expectations.

Fourth Quarter Review

•	Fourth quarter earnings from mining operations before depletion and amortization* were $28.5 million, and Adjusted EBITDA was $26.5 million;

•	Net loss was $19.7 million ($0.09 per share) includes an unrealized foreign exchange loss of $17.9 million. Adjusted net loss* was $1.3 million ($0.01 per share);

•	Net loss and adjusted net loss for the fourth quarter include a $1.7 million write-down to reduce the net realizable value of ore stockpile inventories, as a result of the decline in copper prices;

•	Cash flow from operations was $44.1 million;

•	Total copper sales for the quarter were 42.7 million pounds (100% basis) as the excess inventory on hand at the end of the third quarter was sold in the fourth quarter;

•	Copper production in the fourth quarter was 25.8 million pounds (100% basis) as a result of reduced head grades and mill throughput; and

•	Site operating costs, net of by-product credits* were US$1.62 per pound produced and Total operating costs (C1)* were US$2.11 per pound produced.

*Non-GAAP performance measure. See page 29 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	YE 2018	YE 2017
Tons mined (millions)	28.4	29.0	27.4	26.7	26.9	111.6	93.1

Tons milled (millions)	7.1	8.0	7.5	7.5	7.9	30.1	29.8

Strip ratio	5.1	1.7	1.9	4.1	4.9	2.7	3.4

Site operating cost per ton milled (CAD$)*	$9.16	$10.60	$10.31	$8.68	$7.68	$9.71	$7.48

Copper concentrate

Head grade (%)	0.222	0.314	0.263	0.201	0.209	0.251	0.281

Copper recovery (%)	81.3	85.9	85.3	75.7	77.5	82.7	84.1

Production (million pounds Cu)	25.8	43.0	33.5	22.9	25.5	125.2	141.2

Sales (million pounds Cu)	42.7	28.8	32.2	22.8	32.0	126.5	143.7

Inventory (million pounds Cu)	1.6	18.5	4.2	2.9	2.7	1.6	2.7

Molybdenum concentrate

Production (thousand pounds Mo)	727	690	506	443	537	2,366	2,637

Sales (thousand pounds Mo)	738	709	424	433	589	2,304	2,645

Per unit data (US$ per pound produced)*

Site operating costs*	$1.92	$1.50	$1.78	$2.25	$1.86	$1.80	$1.22

By-product credits*	(0.30)	(0.16)	(0.12)	(0.23)	(0.17)	(0.20)	(0.13)

Site operating costs, net of by-product credits*	$1.62	$1.34	$1.66	$2.02	$1.69	$1.60	$1.09

Off-property costs	0.49	0.24	0.32	0.31	0.42	$0.33	0.34

Total operating costs (C1)*	$2.11	$1.58	$1.98	$2.33	$2.11	$1.93	$1.43

*Non-GAAP performance measure. See page 29 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OPERATIONS ANALYSIS

Full-year results

In 2018, Gibraltar produced 125.2 million pounds of copper. Copper grade for the year averaged 0.251% copper, approximately 3% below the life of mine average grade. Throughput and recoveries were both slightly below targeted levels for the year. Copper recovery was 82.7% for the year due to lower head grades in the current year.

A total of 111.6 million tons were mined in 2018, a 20% increase over the prior year as waste stripping was increased to meet mine plan sequencing requirements. Waste stripping costs of $48.8 million (75% basis) were capitalized in 2018, as a new pushback in the Granite pit was initiated. The ore stockpile tons remained relatively unchanged year over year.

Site operating costs* for the year were US$1.80 per pound of copper produced, an increase from 2017, due to the lower copper production, higher mining costs and decreased capitalization of stripping costs in the current year.

Site operating costs* does not include the benefit of an insurance recovery of $7.9 million (75% basis) that was recorded in the current year related to the 2017 Cariboo wildfires.

Molybdenum production for 2018 was 2.4 million pounds, resulting in by-product credits per pound of copper produced* of US$0.20, an increase from US$0.13 in the prior year. The higher by-product credit was due to higher molybdenum prices, partially offset by lower sales volumes in the current year.

Off property costs* were US$0.33 per pound of copper produced, consistent with US$0.34 per pound produced in 2017.

Total operating costs (C1)* were US$1.93 per pound of copper produced for the year.

Fourth quarter results

Copper production in the fourth quarter was 25.8 million pounds. Production was affected by lower head grades and recovery in the quarter as a result of the metallurgical makeup of the ore and severe winter weather which impacted mining operations and ore access.

A total of 28.4 million tons were mined during the period. The strip ratio for the fourth quarter of 5.1 to 1 was higher than recent quarters and above the life of mine average strip ratio of 1.9 to 1. Mill feed was supplemented with 2.2 million tons of ore drawn from stockpile.

Site operating cost per ton milled* was $9.16 in the fourth quarter of 2018.

Total site spending (including site operating costs and capitalized stripping costs) in the fourth quarter was 5% lower than the previous quarter. However, site operating costs per pound produced* increased to US$1.92 from US$1.50 in the previous quarter, because of lower copper production.

Molybdenum production was 0.7 million pounds in the fourth quarter, a result of continued strong molybdenum plant operating performance. By-product credits per pound of copper produced* increased to US$0.30 in the fourth quarter from US$0.16 in the previous quarter, as molybdenum revenues increased in the quarter while copper production volumes dropped.

*Non-GAAP performance measure. See page 29 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Off-property costs per pound produced* were US$0.49 for the fourth quarter of 2018, which is higher than normal as a result of significantly higher copper sales volume during the current period. The unusually high copper concentrate inventory at the end of the third quarter was sold in the fourth quarter. Off-property costs per pound produced, including transportation, smelting and refining costs, are higher in periods where sales volumes are higher than production volumes.

Total operating costs (C1) per pound* were US$2.11 in the period, and were impacted by lower copper production and higher than normal off-property costs.

Health, Safety, and Environment

Health and safety have always been a high-level commitment for Taseko, Gibraltar, and Florence management. Taseko is committed to operational practices that result in improved efficiencies, safety performance and occupational health. Nothing is more important to the Company than the safety, health and well-being of our workers and their families.

Taseko places a high priority on the continuous improvement of performance in the areas of employee health and safety at the workplace and protection of the environment. The Gibraltar Mine’s 2018 results of zero loss time accidents, and zero accidents that affected the environment, are both a reflection of that priority and a reflection of the general standard of work at that site. We do not have access to comparable data for environmental performance but Gibraltar’s zero loss time accidents is once again an industry leading performance in an industry that prides itself on their ability to have their employees come to work and then return home safely. Gibraltar received the Province of British Columbia Ministry of Energy and Mines John Ash Award for the years 2015, 2016, and 2017 and is in line to receive it again for 2018. This award goes to the mine in British Columbia that has worked more than one million hours with the lowest injury frequency rate.

The same priority on health, safety, and environmental performance was exemplified during the construction of the Florence Copper PTF and the methods and culture at Gibraltar are being imported and implemented as the PTF enters the operations phase.

GIBRALTAR OUTLOOK

Gibraltar is expected to produce approximately 130 million pounds (+/-5%) on a 100% basis in 2019, comparable to the production level achieved in 2018. While there will be quarterly fluctuations in both copper and molybdenum production, the Company does not anticipate those fluctuations to be as significant as in 2018. The fundamentals for copper remain strong and most analysts are projecting a growing deficit and higher copper prices in the coming years.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our current focus is on the development of the Florence Copper Project.

*Non-GAAP performance measure. See page 29 of this MD&A

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Florence Copper Project

Construction of the Production Test Facility (“PTF”) for the Florence Copper Project progressed smoothly in 2018 and was completed on time and on budget. Wellfield operations commenced in the fourth quarter. Total expenditures at the Florence Project in 2018 were $36.5 million which includes PTF construction and operation, and other project development costs.

The main focus of the PTF phase is to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained. Results to date are in line with management’s expectations. Successful operation of the in situ leaching process will allow permits to be amended for the full scale operation, which is expected to produce 85 million pounds of copper cathode per year. The permit amendment process has started and it is anticipated that construction of the commercial scale operation could be commenced in the first half of 2020.

Aley Niobium Project

Environmental monitoring on the project continues and a number of product marketing initiatives are underway. A drill program was completed in the third quarter of 2018 to collect samples for further metallurgical testing. Aley project expenditures were $2.7 million in 2018.

Yellowhead Copper Project

On December 4, 2018, the Company entered into an agreement to acquire all of the outstanding common shares of Yellowhead Mining Inc. (“Yellowhead”) that it did not already own, in exchange for 17.3 million Taseko common shares. The transaction was structured as a plan of arrangement pursuant to the Business Corporations Act (British Columbia) and requires the approval of the Supreme Court of British Columbia and Yellowhead shareholders. At a special meeting on February 8, 2019, Yellowhead shareholders voted to approve the acquisition and the transaction is expected to close in February.

Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia. The project feasibility study dated July 31, 2014, proposed a 70,000 tonne per day concentrator with total pre-production capital costs of approximately $1 billion and an average operating cost of US$1.46 per pound of copper. Using US$3.00 per pound of copper, a Canadian/US dollar exchange rate of 0.80, and an 8% discount rate results in a pre-tax net present value of $1.1 billion.

MARKET REVIEW

Prices (USD per pound for Commodities)

(Source Data: London Metals Exchange, Platts Metals, and Bank of Canada)

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Copper prices have been on a downward trend over the last year, with prices decreasing by approximately 17% during 2018. The average price of London Metals Exchange (“LME”) copper was US$2.80 per pound in the fourth quarter of 2018, which was slightly higher than the third quarter of 2018 and is approximately 9% lower than the fourth quarter of 2017. Changes in Chinese economic demand, copper supply disruptions, global trade policies, interest rate expectations and speculative investment activity have all contributed to the recent price volatility. Despite the short-term volatility, management continues to believe that the copper market will benefit from tight mine supply going forward.

The average molybdenum price was US$12.04 per pound in the fourth quarter of 2018, which was 2% higher than the third quarter of 2018. The Company’s sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of the Gibraltar Mine’s costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company’s operating results and unit production costs, which are reported in US dollars. The Canadian dollar weakened by approximately 9% during 2018.

FINANCIAL PERFORMANCE

Earnings

The Company’s net loss was $35.8 million ($0.16 per share) for the year ended December 31, 2018, compared to a net income of $34.3 million ($0.15 per share) for 2017. The decrease in net income was primarily due to the lower copper prices, higher depletion and amortization expense, increased operating costs, and unrealized foreign exchange losses in the current year.

Earnings from mining operations before depletion and amortization* was $112.0 million for 2018, compared to $177.7 million for 2017. The decrease is a result of lower copper prices, lower copper production and higher unit operating costs this year.

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the year:

	Year ended December 31,
(Cdn$ in thousands)	2018	2017	Change
Net income (loss)	(35,774)	34,262	(70,036)
Unrealized foreign exchange (gain) loss	28,704	(17,684)	46,388
Unrealized (gain) loss on copper put options	(1,970)	1,970	(3,940)
Write-down of mine equipment	-	3,551	(3,551)
Write-down of investment	-	3,850	(3,850)
Loss on settlement of long-term debt	-	13,102	(13,102)
Loss on copper call option	-	6,305	(6,305)
Estimated tax effect of adjustments	532	(3,936)	4,468
Adjusted net income (loss) *	(8,508)	41,420	(49,928)

*Non-GAAP performance measure. See page 29 of this MD&A

TASEKO MINES LIMITED

Management’s Discussion and Analysis

For the year ended December 31, 2018, the Canadian dollar weakened in comparison to the US dollar by 9%, resulting in an unrealized foreign exchange loss of $28.7 million. The unrealized foreign exchange loss was primarily related to the Company’s US dollar denominated long-term debt.

The unrealized gain of $2.0 million in 2018 relates to the fair value adjustment of copper put options.

In the third quarter of 2017, a write-down of mine equipment of $3.6 million was recorded to adjust the carrying value of certain Gibraltar mine equipment to its estimated recoverable value. This mine equipment was replaced by equipment acquired under capital leases in 2017.

In the fourth quarter of 2017, the Company assessed the value of its investment in subscription receipts of a private mineral exploration and development company and recorded a $3.9 million write-down in net income of the investment to its estimated fair value.

The loss on settlement of long-term debt in 2017 relates to the write-off of deferred financing costs and additional interest costs paid as part of the refinancing completed in June 2017. At that time, the Company also settled a copper call option obligation with a lender, resulting in a loss of $6.3 million.

Revenues

	Year ended December 31,
(Cdn$ in thousands)	2018	2017	Change
Copper contained in concentrate	350,522	375,295	(24,773)
Molybdenum concentrate	26,589	20,782	5,807
Silver	3,713	1,728	1,985
Price adjustments on settlement receivables	(10,679)	13,490	(24,169)
Total gross revenue	370,145	411,295	(41,150)
Less: treatment and refining costs	(26,275)	(32,996)	6,721
Revenue	343,870	378,299	(34,429)

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate*	91,426	103,871	(12,445)
Average realized copper price (US$ per pound)	2.84	2.88	(0.04)
Average LME copper price (US$ per pound)	2.96	2.80	0.16
Average exchange rate (US$/CAD)	1.30	1.30	-

  * This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues in 2018 were $24.8 million lower than 2017 due to a decrease in copper sales volumes and lower realized copper prices in the current year.

Price adjustments of negative $11.3 million were recorded in 2018 for provisionally priced copper concentrate resulting in a US$0.09 per pound decrease to the average realized copper price in the current year. In 2017, positive price adjustments of $7.3 million were recorded, which resulted in a US$0.05 per pound increase in the average realized copper price for 2017.

Molybdenum revenues in 2018 were $5.8 million higher than 2017, due to higher molybdenum prices, partially offset by lower sales volumes in the current year. The realized average molybdenum price for 2018 was

TASEKO MINES LIMITED

Management’s Discussion and Analysis

US$12.20 per pound compared to US$8.46 per pound for 2017. In 2018, price adjustments of positive $0.6 million (2017 - $6.2 million) were recorded for provisionally priced molybdenum concentrate.

Cost of sales

	Year ended December 31,
(Cdn$ in thousands)	2018	2017	Change
Site operating costs	219,104	167,338	51,766
Transportation costs	17,163	19,281	(2,118)
Insurance recovered	(7,913)	-	(7,913)
Changes in inventories of finished goods	2,435	(302)	2,737
Changes in inventories of ore stockpiles	1,078	14,266	(13,188)
Production costs	231,867	200,583	31,284
Depletion and amortization	70,781	47,722	23,059
Cost of sales	302,648	248,305	54,343
Site operating costs per ton milled*	$9.71	$7.48	$2.23

  *Non-GAAP performance measure. See page 29 of this MD&A

Site operating costs in 2018 increased by $51.8 million, primarily as a result of increased mining rates in 2018 and reduced allocations to capitalized stripping costs.

Haul truck hours were increased in 2018 to meet mine plan sequencing requirements resulting in increased mining costs. A total of 112 million tons were mined in the year, a 20% increase over 2017.

Site operating costs are also impacted by the portion of mining costs that are allocated to capitalized stripping. The portion of mining costs capitalized to the balance sheet was $20.3 million lower in 2018, and this contributed to higher cost of sales in the current year. For 2018, $48.8 million was allocated to capitalized stripping, compared to $69.0 million in 2017.

In 2018, the Company has recognized an insurance recovery of $7.9 million (75% basis) related to the Cariboo region wildfires in 2017.

The quantity of inventory in ore stockpiles remained relatively unchanged year over year, however valuation adjustments resulted in a decrease in inventories (increase in cost of sales) of $1.1 million in 2018. In 2017, the quantity of ore in stockpile inventory decreased by approximately 8.5 million tons resulting in a $14.3 million increase in cost of sales in 2017.

Depletion and amortization in 2018 increased by $23.1 million, over the same period in 2017. This difference is primarily due to increased amortization of capitalized stripping costs in 2018 as ore tons are now being mined from the newly developed section of the Granite pit.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Other operating (income) expenses

	Year ended December 31,
(Cdn$ in thousands)	2018	2017	Change
General and administrative	13,957	12,775	1,182
Share-based compensation expense (recovery)	(1,544)	6,983	(8,527)
Exploration and evaluation	1,752	1,730	22
Realized loss on copper put options	2,264	1,807	457
Unrealized (gain) loss on copper put options	(1,970)	1,970	(3,940)
Loss on copper call option	-	6,305	(6,305)
Write-down of mine equipment	-	3,551	(3,551)
Write-down of investment	-	3,850	(3,850)
Other income	(1,472)	(1,060)	(412)
	12,987	37,911	(24,924)

General and administrative costs have increased in 2018, compared to the same period in 2017 primarily due to executive pension contributions during the year.

Share-based compensation recovery in 2018, was primarily due to the revaluation of the liability for deferred share units resulting from a decrease in the Company’s share price.

Exploration and evaluation costs in 2018, represent costs associated with the New Prosperity and Aley projects. During 2018 the exploration and evaluation cost was offset by a $0.6 million tax credit related to the Aley project.

In 2018, the Company incurred a realized loss of $2.3 million from copper put options that settled during the year. The unrealized gain of $2.0 million relates to the fair value adjustment of copper put options.

In June 2017, the Company settled the copper call option obligation with a payment of $15.7 million to the senior secured credit facility lender. The loss on the copper call option for 2017 was $6.3 million.

A write-down of mine equipment of $3.6 million was recorded in the third quarter of 2017 to adjust the carrying value of certain Gibraltar Mine equipment to its estimated recoverable value. This mine equipment was replaced by equipment acquired under capital leases during the third quarter of 2017.

In the fourth quarter of 2017, the Company assessed the value of its investment in subscription receipts of a private mineral exploration and development company and recorded a $3.9 million write-down to net income (loss) to record the investment at its estimated fair value.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Finance expenses

	Year ended December 31,
(Cdn$ in thousands)	2018	2017	Change
Interest expense	32,077	30,965	1,112
Finance expense – deferred revenue	4,182	-	4,182
Accretion of PER	2,305	2,363	(58)
Loss on settlement of long-term debt	-	13,102	(13,102)
	38,564	46,430	(7,866)

Interest expense for 2018 increased by $1.1 million compared to the same period in 2017. The Company’s total interest costs are lower in the year ended December 31, 2018 due to reduced long-term debt as a result of the June 2017 refinancing. However, interest expense recorded on the income statement is higher in 2018 primarily because no interest was capitalized in the current year, whereas $2.6 million of interest was capitalized in 2017.

Finance expense - deferred revenue represents the financing component of the upfront deposit from the silver streaming arrangement.

Loss on settlement of long-term debt of $13.1 million in 2017 relates to the write-off of deferred financing costs and additional interest expense incurred upon the settlement of the senior notes and the senior secured credit facility in June 2017.

Income tax

	Year ended December 31,
(Cdn$ in thousands)	2018	2017	Change
Current income tax expense	1,015	1,801	(786)
Deferred income tax (recovery)	(567)	27,377	(27,944)
	448	29,178	(28,730)
Effective tax rate	1.3%	46.0%	(44.7%)
Canadian statutory rate	27.0%	26.0%	1.0%
B.C. Mineral tax rate	9.6%	9.6%	-

The current income tax expense for 2018 decreased from the same period in 2017 due to lower earnings resulting in lower estimated B.C. mineral taxes for the year. Deferred income taxes were in a recovery position in 2018 compared to an expense in 2017 driven primarily from tax benefits that were not recognized, such as the unrealized foreign exchange loss on US denominated debt and other items that are not recognized for tax purposes.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at December 31,
(Cdn$ in thousands)	2018	2017	Change
Cash and cash equivalents	45,665	80,231	34,566
Other current assets	58,766	65,505	(6,739)
Property, plant and equipment	821,287	797,265	24,022
Other assets	47,005	45,709	1,296
Total assets	972,723	988,710	(15,987)
Current liabilities	47,578	50,139	(2,561)
Debt:
Senior secured notes	331,683	302,085	29,598
Capital leases and secured equipment loans	23,798	27,133	(3,335)
Deferred revenue	39,367	39,640	(273)
Other liabilities	183,220	202,633	(19,413)
Total liabilities	625,646	621,630	4,016
Equity	347,077	367,080	(20,003)
Net debt (debt minus cash and equivalents)	309,816	248,987	60,829
Total common shares outstanding (millions)	228.4	227.0	1.4

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. Other current assets include accounts receivable, other financial assets and inventories (concentrate inventories, ore stockpiles, and supplies), along with prepaid expenses and deposits. Concentrate inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Total long-term debt increased by $26.3 million for the year ended December 31, 2018, due to unrealized foreign exchange losses on the Company’s US dollar denominated debt and a new equipment loan for $9 million, partially offset by payments on the Company’s capital leases and equipment loans. Net debt has increased by $60.8 million in 2018 due to the unrealized foreign exchange losses and capital expenditures at Florence and Gibraltar.

Deferred revenue relates to the advance payment received in March 2017 from Osisko Gold Royalties Ltd. (“Osisko”) for the sale of future silver production from the Gibraltar Mine.

Other liabilities decreased by $19.4 million mainly due to the decrease in the provision for environmental rehabilitation (“PER”) and deferred tax liabilities. The decrease in the PER during 2018 is primarily due to a reduction in the assumed long-term inflation rate to 1.7% at December 31, 2018 (2017 – 2.0%). At December 31, 2018, the Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates was 2.18% compared to 2.26% at December 31, 2017. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the carrying value of the provision is very sensitive to changes in inflation and discount rate assumptions.

As at February 11, 2019, there were 228,588,834 common shares outstanding. In addition, there were 10,154,900 stock options and 3,000,000 warrants outstanding at February 11, 2019. More information on these

TASEKO MINES LIMITED

Management’s Discussion and Analysis

instruments and the terms of their exercise is set out in Notes 18 and 21 of the December 31, 2018 consolidated financial statements.

Liquidity, cash flow and capital resources

During the year ended December 31, 2018, the Company generated operating cash flow of $94.1 million and used $94.4 million for investing activities. Investing activities in the period included $34.3 million of cash payments for development of the Florence Project, $48.8 million for capitalized stripping costs, $11.0 million on other capital expenditures for Gibraltar, and $2.7 million on other project costs.

Cash used for financing activities during 2018 includes $30.6 million of interest payments, primarily related to the senior secured notes. In addition, the Company made principal payments for capital leases and equipment loans of $12.3 million, and received $8.9 million of net proceeds from a new equipment loan completed in June 2018.

In 2017, the Company generated $109 million of positive cash flow from operating and investing activities, as a result of strong operating results at the Gibraltar Mine and including $44 million of cash proceeds from the sale of a silver stream to Osisko. This cash was used for interest payments and to reduce debt in 2017.

At December 31, 2018, the Company had cash and equivalents of $46 million (December 31, 2017 - $80 million) and continues to maintain a strategy of retaining a significant cash balance to reflect the volatile and capital intensive nature of the copper mining business. The Company continues to make monthly principal repayments for capital leases and equipment loans, however, there are no principal payments required on the senior secured notes until the maturity date in June 2022.

Liquidity outlook

The Company has a pipeline of development stage projects, including the Florence Copper Project, and additional funding will be required to advance these projects to production. The Florence Copper Project has an estimated capital cost of approximately US$200 million (plus reclamation bonding) and the Company expects to fund a portion of these costs with debt financing. The senior secured notes (due in June 2022) allow for up to US$100 million of first lien secured debt to be issued as well as up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture. To address project funding requirements for Florence or other projects, the Company may also raise capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures. The Company may also redeem or repurchase senior secured notes on the market. The Company evaluates these alternatives based on a number of factors including, the prevailing market prices of its common shares and senior secured notes, metal prices, liquidity requirements, covenant restrictions and other factors, in order to determine the optimal mix of capital resources to address capital requirements, minimize the Company’s cost of capital, and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in development projects, debt obligations, and other uses of capital. To partially mitigate commodity price risks, copper put options are entered into for a portion of Gibraltar copper production (see section below “Hedging Strategy”).

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding

TASEKO MINES LIMITED

Management’s Discussion and Analysis

incremental quarters at established put strike prices to provide the necessary price protection. The Company’s hedging strategy is designed to mitigate short-term declines in copper price.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. In 2018, the Company spent $1.1 million to purchase copper put options that matured evenly over the third and fourth quarters of 2018. These put option contracts generated cash proceeds of $0.9 million in 2018. Subsequent to the year end, the Company purchased copper put options that mature evenly between February and April 2019. The following table shows the commodity contracts outstanding as at the date of this MD&A.

	Notional amount	Strike price	Term to maturity	Original cost
At February 11, 2019
Copper put options	15 million lbs	US$2.80 per lb	February to April 2019	$0.8 million

Commitments and contingencies

Commitments

	Payments due
($ in thousands)	2019	2020	2021	2022	2023	Thereafter	Total
Debt [1]:
Repayment of principal	9,856	6,112	4,897	344,027	-	-	364,892
Interest	30,767	30,350	30,108	14,968		-	106,193
PER [2]	-	-	-	-	-	97,914	97,914
Operating leases	2,859	1,773	181	-	-	-	4,813
Capital expenditures [3]	298	-	-	-	-	-	298
Other expenditures [4]	8,220	6,171	5,864	1,175	-	-	21,430

1 As at December 31, 2018, debt is comprised of senior secured notes, capital leases and secured equipment loans.

2 The provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar Mine. The Company has provided total reclamation security of $36.3 million for its 75% share of the Gibraltar Mine, in the form of reclamation deposits and restricted cash.

3 Capital expenditure commitments include only those items where the Company has entered into binding commitments.

4 Other expenditure commitments include the purchase of goods and services.

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $7.9 million as at December 31, 2018.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

SELECTED ANNUAL INFORMATION

	For years ended December 31,
(Cdn$ in thousands, except per share amounts)	2018	2017	2016
Revenues	343,870	378,299	263,865
Net income (loss)	(35,774)	34,262	(31,396)
Per share – basic	(0.16)	0.15	(0.14)
Per share – diluted	(0.16)	0.15	(0.14)

	As at December 31,
	2018	2017	2016
Total assets	972,723	988,710	949,439
Total long-term financial liabilities	347,138	323,662	395,046

TASEKO MINES LIMITED

Management’s Discussion and Analysis

FOURTH QUARTER RESULTS

Consolidated Statements of Comprehensive Loss	Three months ended December 31,
(Cdn$ in thousands, except per share amounts, unaudited)	2018	2017

Revenues	111,121	95,408
Cost of sales
Production costs	(82,671)	(62,712)
Depletion and amortization	(17,872)	(14,561)
Earnings from mining operations	10,578	18,135

General and administrative	(3,127)	(2,834)
Share-based compensation recovery (expense)	321	(1,310)
Exploration and evaluation	(371)	(321)
Loss on derivatives	(873)	(1,616)
Other income (expense)	266	(3,541)
Income before financing costs and income taxes	6,794	8,513

Finance expenses	(9,691)	(8,692)
Finance income (loss)	314	(269)
Foreign exchange loss	(16,492)	(2,045)
Loss before income taxes	(19,075)	(2,493)

Income tax expense	(645)	(5,107)
Net loss for the period	(19,720)	(7,600)

Other comprehensive income (loss):
Unrealized income (loss) on financial assets	2,297	(3,517)
Foreign currency translation reserve	8,759	547
Total other comprehensive income (loss) for the period	11,056	(2,970)

Total comprehensive loss for the period	(8,664)	(10,570)

Loss per share
Basic	(0.09)	(0.03)
Diluted	(0.09)	(0.03)

Weighted-average shares outstanding (thousands)
Basic	228,406	226,827
Diluted	228,406	226,827

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Consolidated Statements of Cash Flows	Three months ended December 31,
(Cdn$ in thousands, unaudited)	2018	2017
Operating activities
Net loss for the period	(19,720)	(7,600)
Adjustments for:
Depletion and amortization	17,872	14,561
Income tax expense	645	5,107
Share-based compensation expense (recovery)	(288)	1,321
Loss on derivatives	873	1,616
Finance expenses, net	9,377	8,961
Unrealized foreign exchange loss	17,887	1,541
Amortization of deferred revenue	(486)	(296)
Deferred electricity repayments	-	(3,463)
Other operating activities	45	2,943
Net change in non-cash working capital	17,915	7,208
Cash provided by operating activities	44,120	31,899

Investing activities
Purchase of property, plant and equipment	(26,032)	(28,340)
Purchase of copper put options	-	(992)
Proceeds from copper put options	454	-
Other investing activities	438	249
Cash used for investing activities	(25,140)	(29,083)

Financing activities
Repayment of capital leases and equipment loans	(3,309)	(4,379)
Interest paid	(15,134)	(14,563)
Proceeds on exercise of options	11	411
Cash used for financing activities	(18,432)	(18,531)

Effect of exchange rate changes on cash and equivalents	(175)	277
Increase (decrease) in cash and equivalents	373	(15,438)
Cash and equivalents, beginning of period	45,292	95,669
Cash and equivalents, end of period	45,665	80,231

Earnings

The Company’s net loss was $19.7 million ($0.09 per share) for the three months ended December 31, 2018, compared to a net loss of $7.6 million ($0.03 per share) for the same period in 2017. The higher loss was primarily due to lower copper prices, higher depletion and amortization expense, and a $17.9 million unrealized foreign exchange loss in the current period.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Earnings from mining operations before depletion and amortization* was $28.5 million for the three months ended December 31, 2018, compared to earnings of $32.7 million for the same period in 2017. The decrease was a result of lower realized copper prices, partially offset by an increase in copper sales volumes in the current period.

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

	Three months ended December 31,
(Cdn$ in thousands)	2018	2017	Change
Net loss	(19,720)	(7,600)	(12,120)
Unrealized foreign exchange loss	17,887	1,541	16,346
Unrealized loss on copper put options	716	898	(182)
Write-down of investment	-	3,850	(3,850)
Estimated tax effect of adjustments	(193)	(233)	40
Adjusted net loss*	(1,310)	(1,544)	234

*Non-GAAP performance measure. See page 29 on this MD&A.

In the three months ended December 31, 2018, the Canadian dollar weakened resulting in unrealized foreign exchange loss of $17.9 million. The unrealized foreign exchange loss was primarily driven by the translation of the Company’s US dollar denominated debt.

In the fourth quarter of 2017, the Company assessed the value of its investment in subscription receipts of a private mineral exploration and development company and recorded a $3.9 million write-down of the investment to its estimated fair value.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Revenues

	Three months ended December 31,
(Cdn$ in thousands)	2018	2017	Change

Copper in concentrate	113,790	90,405	23,385
Molybdenum concentrate	8,697	4,794	3,903
Silver	544	377	167
Price adjustment on settlement receivables	(2,954)	7,029	(9,983)
Total gross revenue	120,077	102,605	17,472
Less: treatment and refining costs	(8,956)	(7,197)	(1,759)
Revenue	111,121	95,408	15,713

(thousands of pounds, unless otherwise noted)
Copper in concentrate*	30,839	23,134	7,705
Average realized copper price (US$ per pound)	2.72	3.30	(0.58)
Average LME copper price (US$ per pound)	2.80	3.09	(0.29)
Average exchange rate (US$ per pound)	1.32	1.27	0.05

  * This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for the three months ended December 31, 2018 increased by $23.4 million, compared to the same period in 2017, primarily due to an increase in copper sales volumes, partially offset by lower realized copper prices.

During the three months ended December 31, 2018, price adjustments of negative $3.2 million were recorded for provisionally priced copper concentrate. These adjustments resulted in US$0.08 per pound decrease to the average realized copper price for the three months period.

Molybdenum revenues for the three months ended December 31, 2018 increased by $3.9 million, compared to the same period in 2017. The increase was due to higher molybdenum prices and sales volumes in the current period. During the three months ended December 31, 2018, price adjustments of positive $0.2 million was recorded for provisionally priced molybdenum concentrate.

Cost of sales

	Three months ended December 31,
(Cdn$ in thousands)	2018	2017	Change
Site operating costs	49,120	45,240	3,880
Transportation costs	4,656	4,074	582
Insurance recovered	(38)	-	(38)
Changes in inventories of finished goods	20,028	5,392	14,636
Changes in inventories of ore stockpiles	8,905	8,006	899
Production costs	82,671	62,712	19,959
Depletion and amortization	17,872	14,561	3,311

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Cost of sales	100,543	77,273	23,270
Site operating costs per ton milled*	$9.16	$7.68	$1.48

*Non-GAAP performance measure. See page 29 on this MD&A.

Site operating costs for the three months ended December 31, 2018 increased by $3.9 million. The cost increases are primarily a result of increased mining rate in the period.

Site operating costs exclude costs that are allocated to capitalized stripping as a result of waste stripping in the Granite pit, in accordance with the mine plan. For the three months ended December 31, 2018, $18.7 million was allocated to capitalized stripping, compared to $17.5 million for the same period in 2017.

Cost of sales is also impacted by changes in ore stockpile and copper inventories. In the three months ended December 31, 2018, the Company recorded a $1.7 million write-down to reduce the net realizable value of ore stockpile inventories, as a result of the decline in copper prices. The stockpiled tonnage was also decreased by 2.2 million tons, resulting in a total decrease in inventories (increase in cost of sales) of $8.9 million.

Finished goods inventory also decreased in the fourth quarter of 2018 as excess product was sold and copper concentrate inventories returned to normal levels at year-end. Inventory of copper in concentrate was reduced by 16.8 million pounds in the period, resulting in a decrease in inventories (increase in cost of sales) of $20.0 million.

Depletion and amortization for three months ended December 31, 2018 increased by $3.3 million over the same period in 2017. These differences are primarily due to increased amortization of capitalized stripping costs which has increased in the current year as ore tons are now being mined from the new section of the Granite pit.

Other operating (income) expenses

	Three months ended December 31,
(Cdn$ in thousands)	2018	2017	Change
General and administrative	3,127	2,834	293
Share-based compensation expense (recovery)	(321)	1,310	(1,631)
Exploration and evaluation	371	321	50
Realized loss on copper put options	157	718	(561)
Unrealized loss on derivative instruments	716	898	(182)
Other income (expense):
Write-down of investment	-	3,850	(3,850)
Other income, net	(266)	(309)	43
	3,784	9,622	(5,838)

Share-based compensation recovery for the three months ended December 31, 2018, was primarily due to the revaluation of the liability for deferred share units resulting from a decrease in the Company’s share price. More information is set out in Note 21 of the December 31, 2018 consolidated financial statements.

Exploration and evaluation costs for the three months ended December 31, 2018, represent costs associated with the New Prosperity project.

During the three months ended December 31, 2018, the Company incurred a realized loss of $0.2 million from copper put options that settled during the period. The unrealized loss of $0.7 million relates to the fair value adjustment of copper put options.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

In the fourth quarter of 2017, the Company assessed the value of its investment in subscription receipts of a private mineral exploration and development company and recorded a $3.9 million write-down in net income (loss) of the investment to its estimated fair value.

Finance expenses

	Three months ended December 31,
(Cdn$ in thousands)	2018	2017	Change
Interest expense	8,157	8,033	124
Finance expense – deferred revenue	1,020	-	1,020
Accretion of PER	514	659	(145)
	9,691	8,692	999

Finance expense - deferred revenue represents the financing component of the upfront deposit from the silver streaming arrangement.

Income tax

	Three months ended December 31,
(Cdn$ in thousands)	2018	2017	Change
Current income tax expense	245	405	(160)
Deferred income tax expense	400	4,702	(4,302)
	645	5,107	(4,462)
Effective tax rate	3.4%	204.9%	(201.5%)
Canadian statutory rate	27%	26%	1%
B.C. Mineral tax rate	9.6%	9.6%	-

The income tax expense for the fourth quarter of 2018 decreased from the same period in 2017 due to lower earnings, amongst other factors. The current income tax expense represents an estimate of B.C. mineral taxes payable, and is lower than the same period in 2017 driven by the higher operating expense at the mine site in the fourth quarter. The deferred income tax expense was lower than in the fourth quarter of 2017 as a result of lower taxable income in the quarter.

Liquidity, cash flow and capital resources

Cash flow provided by operations during the three months ended December 31, 2018 was $44.1 million compared to $31.9 million for the same period in 2017. Cash used for investing activities during the three months ended December 31, 2018 was $25.1 million compared to $29.1 million for the same period in 2017.

Investing cash flows in the fourth quarter of 2018 included $6.4 million of cash payments for development of the Florence Project and $18.9 million for capitalized stripping costs.

Cash used for financing activities in the fourth quarter of 2018 includes interest payments on the senior notes of $14.7 million and principal payments for capital leases and equipment loans of $3.3 million.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2018				2017
(Cdn$ in thousands, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	111,121	74,297	94,273	64,179	95,408	78,508	99,994	104,389
Net earnings (loss)	(19,720)	7,098	(4,671)	(18,481)	(7,600)	20,136	5,247	16,479
Basic EPS	(0.09)	0.03	(0.02)	(0.08)	(0.03)	0.09	0.02	0.07
Adjusted net earnings (loss) *	(1,310)	1,464	2,337	(10,999)	(1,544)	13,405	14,305	15,254
Adjusted basic EPS *	(0.01)	0.01	0.01	(0.05)	(0.01)	0.06	0.06	0.07
EBITDA*	7,886	37,718	25,509	370	22,350	48,457	43,805	49,145
Adjusted EBITDA *	26,489	31,940	32,251	7,537	28,639	42,356	42,820	47,934

(US$ per pound, except where indicated)
Realized copper price *	2.72	2.63	3.13	2.98	3.30	3.00	2.61	2.72
Total operating costs *	2.11	1.58	1.98	2.33	2.11	1.18	1.31	1.33
Copper sales (million pounds)	32.0	21.6	24.2	17.1	24.0	22.6	30.5	30.6

  *Non-GAAP performance measure. See page 29 of this MD&A.

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are presented in Note 2.4 of the 2018 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

The Company adopted the new accounting standard IFRS 9, Financial Instruments effective January 1, 2018. The Company has not restated comparative information for prior periods with respect to the classification and measurement requirements of IFRS 9 and accordingly, the comparative information for 2017 is presented under IAS 39. The change in classification of financial assets is shown in Note 2.5(b) of the consolidated financial statements, however, there were no changes to the carrying value of any of the Company’s assets or liabilities as a result of this new accounting standard.

The Company adopted the new accounting standard IFRS 15, Revenue from Contracts with Customers, effective January 1, 2018 using the cumulative effect method. Accordingly, the comparative information presented for 2017 has not been restated and is accounted for under IAS 18 Revenue. There have been no significant changes in the accounting for copper and molybdenum concentrate revenue as a result of the transition to IFRS 15 (Note 2.5(a) of the consolidated financial statements). The Company identified a significant financing component related to deferred revenue previously received under its streaming arrangement. Finance expense is recognized on deferred revenue under IFRS 15 and was not recognized under IAS 18. The transitional adjustment for the recognition of the financing component is disclosed in Note 18 of the consolidated financial statements.

The Company has not applied the following new IFRS that has been issued but was not yet effective at December 31, 2018:

●

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. A company can choose to apply IFRS 16 before that date but only if it also applies IFRS 15 Revenue from Contracts with Customers. The Company will adopt IFRS 16 as of January 1, 2019. The impact of this new standard has not yet been quantified however, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases on the Consolidated Balance Sheet at January 1, 2019.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the 2018 financial year that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2018, the Company’s internal control over financial reporting is effective based on those criteria.

FINANCIAL INSTRUMENTS

The Company uses a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital allocation and ensure adequate liquidity exists to meet the ongoing cash requirements of the business. In the normal course of business, the Company is inherently exposed to financial risks, including market risk, commodity price risk, interest rate risk, currency risk, liquidity risk and credit risk. The Company manages these risks in accordance with its risk management policies. To mitigate some of these inherent business risks, the Company uses commodity derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are summarized in Note 7 to the consolidated financial statements. The financial risks and the Company’s exposure to these risks, is provided in various tables in Note 24 of the consolidated financial statements. For a discussion on the methods used to value financial instruments, as well as significant assumptions, refer also to Notes 2 and 24 of the consolidated financial statements.

Summary of Financial Instruments	Carrying Amount	Associated Risks
Financial assets
Amortized cost
Cash and cash equivalents	45,665	Interest rate Credit
Accounts receivable	14,735	Credit Market
Fair value through other comprehensive income (FVOCI)
Marketable securities	3,581	Market
Investment in subscription receipts	2,400	Market
Reclamation deposits	31,480	Market
Financial liabilities
Accounts payable and accrued liabilities	41,001	Currency Interest rate
Senior secured notes	331,683	Currency

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Capital leases	14,110	Interest rate
Secured equipment loans	9,688	Currency Interest rate

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA Trust”) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share-based option program (refer to Note 21 of the consolidated financial statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Year ended December 31,
(Cdn$ in thousands)	2018	2017
Salaries and benefits	6,467	5,015
Post-employment benefits	2,061	1,491
Share-based compensation (recovery) expense	(1,914)	6,849
	6,614	13,355

Other related parties

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (“HDSI”), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI under a services agreement dated July 2010.

For the year ended December 31, 2018, the Company incurred total costs of $1,344 (2017: $1,399) in transactions with HDSI. Of these, $537 (2017: $593) related to administrative, legal, exploration and tax services,

TASEKO MINES LIMITED

Management’s Discussion and Analysis

$527 related to reimbursements of office rent costs (2017: $526), and $280 (2017: $280) related to director fees for two Taseko directors who are also principals of HDSI.

On December 31, 2018, the Company terminated the HDSI services agreement. HDSI will no longer provide any services to the Company effective as of December 31, 2018.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. Management fee income in 2018 was $1,167 (2017: $1,168). In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses. In 2018, reimbursable compensation expenses and third party costs of $141 (2017: $34) were charged to the joint venture partner.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2018	2017	2018	2017
Cost of sales	100,543	77,273	302,648	248,305
Less:
Depletion and amortization	(17,872)	(14,561)	(70,781)	(47,722)
Insurance recovered	38	-	7,913	-
Net change in inventories of finished goods	(20,028)	(5,392)	(2,435)	302
Net change in inventories of ore stockpiles	(8,905)	(8,006)	(1,078)	(14,266)
Transportation costs	(4,656)	(4,074)	(17,163)	(19,281)
Site operating costs	49,120	45,240	219,104	167,338
Less by-product credits:
Molybdenum, net of treatment costs	(7,643)	(4,016)	(23,419)	(16,883)
Silver, excluding amortization of deferred revenue	(118)	(173)	(327)	(810)
Site operating costs, net of by-product credits	41,359	41,051	195,358	149,645
Total copper produced (thousand pounds)	19,372	19,094	93,888	105,874
Total costs per pound produced	2.13	2.15	2.08	1.41
Average exchange rate for the period (CAD/USD)	1.32	1.27	1.30	1.30
Site operating costs, net of by-product credits (US$ per pound)	1.62	1.69	1.60	1.09
Site operating costs, net of by-product credits	41,359	41,051	195,358	149,645
Add off-property costs:
Treatment and refining costs	7,764	6,172	22,381	28,072
Transportation costs	4,656	4,074	17,163	19,281

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Total operating costs	53,779	51,297	234,902	196,998
Total operating costs (C1) (US$ per pound)	2.11	2.11	1.93	1.43

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

●	Unrealized foreign currency gains/losses;
●	Unrealized gain/loss on copper put options;
●	Losses on settlement of long-term debt and copper call option; and
●	Write-down of investment and mine equipment.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended December 31,		Year ended December 31,
($ in thousands, except per share amounts)	2018	2017	2018	2017
Net income (loss)	(19,720)	(7,600)	(35,774)	34,262
Unrealized foreign exchange (gain) loss	17,887	1,541	28,704	(17,684)
Unrealized (gain) loss on copper put options	716	898	(1,970)	1,970
Loss on copper call option	-	-	-	6,305
Loss on settlement of long-term debt	-	-	-	13,102
Write-down of mine equipment	-	-	-	3,551
Write-down of investment	-	3,850	-	3,850
Estimated tax effect of adjustments	(193)	(233)	532	(3,936)
Adjusted net income (loss)	(1,310)	(1,544)	(8,508)	41,420
Adjusted EPS	(0.01)	(0.01)	(0.04)	0.18

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

●	Unrealized foreign exchange gains/losses;
●	Unrealized gain/loss on copper put options;
●	Losses on settlement of long-term debt and copper call option; and
●	Write-down of investment and mine equipment.

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended December 31,		Year ended December 31,
($ in thousands)	2018	2017	2018	2017
Net income (loss)	(19,720)	(7,600)	(35,774)	34,262
Add:
Depletion and amortization	17,872	14,561	70,781	47,722
Amortization of share-based compensation expense (recovery)	(288)	1,321	(1,282)	7,100
Finance expense	9,691	8,692	38,564	46,430
Finance income	(314)	269	(1,254)	(935)
Income tax expense	645	5,107	448	29,178
EBITDA	7,886	22,350	71,483	163,757
Adjustments:
Unrealized foreign exchange (gain) loss	17,887	1,541	28,704	(17,684)
Unrealized (gain) loss on copper put options	716	898	(1,970)	1,970
Write-down of investment	-	3,850	-	3,850
Write-down of mine equipment	-	-	-	3,551
Loss on copper call option	-	-	-	6,305
Adjusted EBITDA	26,489	28,639	98,217	161,749

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands)	2018	2017	2018	2017
Earnings from mining operations	10,578	18,135	41,222	129,994
Add:
Depletion and amortization	17,872	14,561	70,781	47,722
Earnings from mining operations before depletion and amortization	28,450	32,696	112,003	177,716

Site operating costs per ton milled

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands, except per ton milled amounts)	2018	2017	2018	2017
Site operating costs (included in cost of sales)	49,120	45,240	219,104	167,338

Tons milled (thousands) (75% basis)	5,361	5,887	22,569	22,367
Site operating costs per ton milled	$9.16	$7.68	$9.71	$7.48